1-15018

P.E. 3-01-02

02026415

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECD S.E.C
MAR 2 0 2002
1086

For the month of March, 2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votarantim Pulp and Paper Inc.)
(Translation of registrant's name into English)

Alameda Santos, 1357-8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

EXHIBIT INDEX

1. Letter from Valdir Roque to the Comissão de Valores Mobiliários ("CVM") informing the CVM of the Company's substitution of its auditors, Ernst & Young Independent Auditors, by PricewaterhouseCoopers Independent Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: March 20, 2002

By: ______________________________
Name: Valdir Roque
Title: Chief Financial Officer

EXHIBIT 1

Votorantim | Celulose e Papel

Financial Departmnent

Alameda Santos, 1357 – 8º andar
Cerqueira César – São Paulo – S.P.
01419-908
Tel 5511 3269–4272
Fax 5511 3269 - 4066

March 13, 2002

To
SEC – Securities Exchange Comission

Reference: Replacement of External Auditors

According to Instruction 308 of May 14, 1999, we hereby inform you of the substitution of our present auditors, Ernst & Young Independent Auditors, by PricewaterhouseCoopers Independent Auditors.

The substitution is due to a decision by the shareholders of the Company to change the external auditors of the Company after a six-year satisfactory relationship between Ernest & Young and the Company.

To Ernest & Young, our most sincerely thanks for these years of its excellent work.

Sincerely,

Valdir Roque
Investor Relations Director

C.C: Ernst & Young
Att.: Idésio S. Coelho Jr.

PricewaterhouseCoopers
Att.: Rogério P. Calderón Peres